

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 28, 2016

Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited
No. 20 Hauhai Street
Liwan District, Guangzhou 510370
The People's Republic of China

> **Re:** **Vipshop Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Response Dated January 15, 2016**
> **File No. 1-35454**

Dear Mr. Yang:

We have reviewed your January 15, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2015 letter.

Item 5. Operating and Financial Review and Prospects

Note 19 Earnings (loss) Per Share, page F-41

> We reviewed your response to comment 15. You state Class A and B shares represent a single class of shares for both basic and dilutive EPS purposes. Please clarify why you have not presented earnings per share according to the two-class method and applied the if-converted method to the convertible Class B shares for the presentation of diluted earnings per share for Class A shares. It appears if you assume the conversion of the Class B shares to Class A shares you will compute a different amount for weighted average shares outstanding-diluted than what is disclosed in the financial statements for the Class A shares. In addition, you state in your response that you presented the dilution

impact related to the incremental weighted average number of ordinary shares within diluted Class A ordinary share calculations because these dilutive instruments will only be converted into Class A ordinary shares. As such, we still do not understand why basic and diluted earnings per share are not equal for the Class B shares for 2013 and 2014 since there does not appear to be any dilution in the Class B shares. Please advise or revise. Additionally, tell us if the employee stock options and non-vested ordinary shares represent participating securities. Notwithstanding the preceding, please disclose the reconciliations of the numerators and denominators for the Class A and Class B shares. Refer to ASC 260-10-50-1.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products